Exhibit 4.10

PSi Technologies Holdings, Inc. and Mr. K. Kanapathi

Consulting Agreement

This Consulting Agreement entered into effective as of September 13, 2004 (“Effective Date”), by and between PSI Technologies (referred to here as PSi), a corporation having its principal place of business at FTI Complex, Taguig, Metro Manila, Philippines and Mr. K. Kanapathi (referred to here as the Consultant) having its principal place of business at Kuala Lumpur, Malaysia.

IT IS AGREED:

1. Responsibilities of Consultant

The Consultant will provide advisory service to the Managing Director and his team for both our Taguig and Laguna Facility. He is expected to directly give his inputs to the President and CEO of PSI as well as present to the Board regularly his assessment with regard to OPERATIONAL METRICS in the facility being covered for a particular period. The Consultant’s number one priority is how to increase the Gross Profit Margin via achievement of operational indices. The Consultant will also evaluate the performance and capability of the Operational Team of either Taguig and Laguna facility and make proper recommendation to the President and CEO within a reasonable period of time. The Consultant will prioritize the Taguig Facility in terms of his review and advisory service.

2. Consulting Fees

PSI Technologies shall pay to the Consultant an amount equal to US $600.00 per day for each of the consulting day done. A performance bonus equivalent to USD 20,000 will be provided if performance metrics specifically GPM (Gross Profit Margins) is met by Q4 of 2004 for our Taguig Facility. For purposes of target setting, we are setting 11% as our GPM Target for Q4 in Taguig.

All travel costs will be billed separately as long as supported by proper actual documents. The consulting fees will be paid upon submission of billing documents to PSi. Bills related to your accommodation will be billed directly to PSi.

Upon termination of the Agreement, payments under this paragraph shall cease, provided however, that Consultant shall be entitled to payments for billable time that occurred prior to the date of termination and for which Consultant has not yet been paid.

3. Term and Termination

Term: The term of this Agreement shall start September 13, 2004. Consulting days that will be served is dependent upon mutual agreement between the Consultant and PSi, in particular the President and CEO.

Termination: Either party may terminate this Agreement at its convenience, for any or no reason whatsoever, upon thirty (30) days’ prior written notice to the other. In such event, Consultant shall continue to provide services until the termination date, unless otherwise advised by PSI Technologies.

4. Survival

Section 5 shall survive termination or expiration of this Agreement for a period of six months (6) from the effective date of such termination or expiration.

Section 6 shall survive termination or expiration of this Agreement for a period of twenty-four (24) months from the effective date of such termination or expiration.

5. Indemnification

Consultant shall indemnify, defend and hold PSI Technologies harmless from any expenses, damages, costs, or losses resulting from any suit or proceeding brought for infringement of patents, trademarks, copyrights or other intellectual property or for unfair competition arising from compliance with designs, specifications or instructions.

6. Confidentiality

Consultant recognizes that PSI Technologies has and will have copyrights, business affairs, future plans, trade secrets, process information, technical information, and other proprietary information (collectively, “Information”) which are valuable, special and unique assets of PSI Technologies. Consultant agrees that he will not at any time or in any manner, either directly or indirectly, use any Information for the Consultant’s own benefit, or divulge, disclose or communicate in any manner any Information to any third party without the prior written consent of PSI Technologies. Consultant will protect Information and treat it as strictly confidential.

7. General

This Agreement constitutes the complete understanding and agreement with respect to the subject matter hereof. This Agreement may not be waived, modified or amended unless mutually agreed upon in writing.

Agreed to this: 13 September, 2004

PSi Technologies Holdings, Inc.	Consultant

/s/ ARTHUR J. YOUNG, JR.	/s/ KANAPATHI
Arthur J. Young, Jr.	Mr. K. Kanapathi
Chairman & CEO

2